NEWS RELEASE

STRATASYS RELEASES FIRST QUARTER 2019 FINANCIAL RESULTS

First Quarter Revenue of $155.3 million

First Quarter GAAP net loss of $2.3 million, or ($0.04) per diluted share, and non-GAAP net income of $5.7 million, or $0.10 per diluted share

Minneapolis & Rehovot, Israel, May 2, 2019 — Stratasys Ltd. (NASDAQ: SSYS) announced financial results for the first quarter of 2019.

Q1 2019 Financial Results Summary:

Revenue for the first quarter of 2019 was $155.3 million, compared to $153.8 million for the same period last year.

●	GAAP gross margin was 49.2% for the quarter, unchanged from the same period last year.
●	Non-GAAP gross margin was 52.0% for the quarter, compared to 52.8% for the same period last year.
●	GAAP operating loss for the quarter was $3.3 million, compared to operating loss of $6.5 million for the same period last year.
●	Non-GAAP operating income for the quarter was $6.8 million, compared to non-GAAP operating income of $4.9 million for the same period last year.
●	GAAP net loss for the quarter was $2.3 million, or ($0.04) per diluted share, compared to a net loss of $13.0 million, or ($0.24) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $5.7 million, or $0.10 per diluted share, compared to non-GAAP net income of $2.7 million, or $0.05 per diluted share, reported for the same period last year.
●	The Company generated $4.6 million of cash from operations during the first quarter and ended the period with $367.8 million of cash and cash equivalents.

“We are pleased with our first quarter top-line results, and are particularly encouraged by the continuation of the strong performance we have seen in North America over the last several quarters, demonstrating steady adoption of our systems and materials in our largest market,” said Elchanan (Elan) Jaglom, Interim Chief Executive Officer of Stratasys. “We are also pleased with our non-GAAP profitability in the first quarter, demonstrating our continued commitment to controlling expenses and delivering shareholder value. Our recent new product introductions are generating significant interest from our customers and expanding our addressable markets, and we look forward to additional announcements as we move through 2019 and into 2020.”

Recent Product Announcements

At the recent Additive Manufacturing User Group conference, the Company made the following announcements of new products and features that it believes will expand its addressable markets and strengthen its leadership in rapid prototyping, manufacturing, and high-realism multi-color, multi-material 3D printing.

●	F120 3D Printer – an industrial-grade system targeting customers new to additive manufacturing. Offering the benefits of the Stratasys F123 platform at an affordable price with reliable, accurate, and repeatable 3D printing, it is specifically designed for designers, engineers and educators.
●	V650 Flex Stereolithography 3D Printer – Stratasys’ first commercially-available entry into the stereolithography marketplace, combining the power of a large-scale system with an open, configurable environment and fine-tuning across a broad range of available resins.
●	Stratasys J750 and J735 Printers are now the first and only 3D printing systems with technology officially recognized as “Pantone-Validated” – allowing for synchronized color communication between designers, modelers and manufacturers.

Financial Guidance:

Stratasys today reiterated the following information regarding the Company’s guidance for projected revenue and net income for the fiscal year ending December 31, 2019:

●	Revenue guidance of $670 to $700 million.
●	GAAP net loss of $22 to $12 million, or ($0.40) to ($0.22) per diluted share.
●	Non-GAAP net income of $30 to $38 million, or $0.55 to $0.70 per diluted share.

Stratasys also reiterated the following guidance regarding the Company’s projected performance and strategic plans for 2019:

●	Non-GAAP operating margins of 5.5% to 6.5%.
●	Capital expenditures are projected at $45 to $60 million.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income is the best measure of its performance.

Non-GAAP earnings guidance excludes $32 million of projected amortization of intangible assets; $20 to $22 million of share-based compensation expense; reorganization related and other expense of $1 to $2 million; and includes tax adjustments of ($3) to ($4) million on the above non-GAAP items.

Stratasys Ltd. Q1 2019 Conference Call Details

The Company plans to hold the conference call to discuss its first quarter financial results on Thursday, May 2, 2019 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com; or directly at the following web address: https://edge.media-server.com/m6/p/cwyibwsv.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 2949608.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investor Relations" page of the Stratasys Website or by accessing the provided web address.

Stratasys is a global leader in additive manufacturing or 3D printing technology, and is the manufacturer of FDM® and PolyJet™ 3D Printers. The Company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes: 3D printers, materials, software, expert services, and on-demand parts production. Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2019, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on March 7th, 2019. Readers are urged to carefully review and consider the various disclosures made throughout our 2018 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter ended, March 31, 2019, and its review of its results of operations and financial condition for that period, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com